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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                                   Uproar Inc.
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                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    916706104
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                                 (CUSIP Number)

                           David J. Johnson, Jr., Esq.
                              O'Melveny & Myers LLP
                              400 South Hope Street
                          Los Angeles, California 90071
                                 (213) 430-6000


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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 20, 2000
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             (Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.




                                Page 1 of 7 pages
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CUSIP NO. 916706104                    13D                     Page 2 of 7 Pages

   1      NAMES OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

          Frederick R. Krueger
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [ ]
                                                                    (b)   [ ]

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   3      SEC USE ONLY

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   4      SOURCE OF FUNDS*

          OO
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   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
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   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
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                        7      SOLE VOTING POWER
  NUMBER OF                    4,032,389
   SHARES              --------------------------------------------------------
 BENEFICIALLY           8      SHARED VOTING POWER
  OWNED BY                     0
    EACH               --------------------------------------------------------
  REPORTING             9      SOLE DISPOSITIVE POWER
 PERSON WITH                   4,032,389
                       --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                               0
                       --------------------------------------------------------

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,032,389
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  12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [ ]

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  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.5%
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  14      TYPE OF REPORTING PERSON*

          IN
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CUSIP NO. 916706104                    13D                     Page 3 of 7 Pages



ITEM 1.  SECURITY AND ISSUER

         The class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $0.01 per share (the "Common Stock"), of Uproar Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 240 West 35th Street, New York, New York 10001.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement on Schedule 13D is being filed by Frederick R. Krueger, whose principal residence is at 2685 Pacific Avenue, San Francisco, CA 94115. Mr. Krueger is a citizen of the United States of America.

         Mr. Krueger is the founder and former Chairman of the Board and Chief Executive Officer of iwin.com, Inc., a Delaware corporation ("iwin"). Effective as of October 20, 2000, iwin merged with a wholly-owned subsidiary of the Issuer and became a wholly-owned subsidiary of the Issuer. Mr. Krueger currently serves as Vice-Chairman of the Board of Directors of the Issuer.

         Mr. Krueger has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Mr. Krueger acquired an aggregate of 3,967,289 shares of the Common Stock as of the effectiveness of the merger of iwin with a wholly-owned subsidiary of the Issuer (the "Merger") in exchange for his prior holdings of shares of the capital stock of iwin. In addition, Mr. Krueger held an aggregate of 65,100 shares of the Common Stock prior to the Merger.

ITEM 4.  PURPOSE OF TRANSACTION

         As set forth in Item 3, the transaction is the result of the Merger which became effective as of October 20, 2000. In connection with the Merger, each previously outstanding share of the capital stock of iwin was converted into and exchanged for 0.8341 shares of the Common Stock.

         Mr. Krueger's holdings of shares of the Common Stock represent a continuing investment position in the operations formerly conducted by iwin as an independent entity. Mr. Krueger does not contemplate the acquisition of additional shares of the Common Stock. Mr. Krueger may from time to time engage in sales or other dispositions of shares of the Common Stock in order to provide increased liquidity and diversity to his portfolio. Notwithstanding the foregoing, and subject to any restrictions contained in the agreements summarized in the response to Item 6 below, Mr. Krueger may determine to change his investment intent with


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CUSIP NO. 916706104                    13D                     Page 4 of 7 Pages



respect to the Issuer at any time in the future. Mr. Krueger intends to vote his shares of Common Stock as he deems appropriate from time to time.

         In determining from time to time whether to sell his shares of the Common Stock (and in what amounts) or to retain such shares, Mr. Krueger will take into consideration such factors as he deems relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, and general economic conditions, regulatory matters, and other opportunities available to him. Mr. Krueger reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or any portion of his holdings of securities of the Issuer or to change his intention with respect to any or all of the matters referred to in this Item 4.

         Except insofar as the acquisition of iwin by the Issuer (which gave rise to substantially all of Mr. Krueger's holdings of shares of the Common Stock) itself represents an extraordinary corporate transaction for the Issuer, the transaction does not have as its purpose:

         (i)      any future extraordinary transactions;

         (ii) the sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

         (iii) any change in the present Board of Directors or management of the Issuer (although it should be noted that, pursuant to the terms of the Merger, Mr. Krueger was elected as Vice-Chairman of the Issuer's Board of Directors, and two other members of iwin's Board of Directors prior to the Merger, Richard Janssen and Gary Loveman, were also elected to the Issuer's Board of Directors);

         (iv) any material change in the capitalization or dividend policy of the Issuer;

         (v) any other material changes in the Issuer's business or corporate structure;

         (vi) any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange, to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, or to become eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (viii)   any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER


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CUSIP NO. 916706104                    13D                     Page 5 of 7 Pages



         Mr. Krueger owns 4,032,389 shares, or 9.5%, of the outstanding Common Stock. The percentage of class is based upon: (i) the number of shares of the Common Stock outstanding immediately prior to the Merger plus (ii) 0.8341 times the number of shares of iwin capital stock outstanding immediately prior to the Merger. Mr. Krueger has sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of, the Common Stock to which this statement on Schedule 13D relates.

         Mr. Krueger has not effected any transactions in the Common Stock within the past 60 days.

         No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock described herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Pursuant to the Merger, Mr. Krueger entered into a Target Affiliate Agreement, an Escrow Agreement and a lock-up agreement with respect to the Common Stock. The following summary descriptions of these agreements are qualified in their entirety by reference to the full text of the agreements, which are incorporated herein by reference and were filed as Exhibits 4.5, 4.6 and 4.7, respectively, to the Issuer's Registration Statement on Form S-4 (File No. 333-45010) filed on September 1, 2000 with the Securities and Exchange Commission (the "Commission").

         Mr. Krueger and the Issuer entered into a Target Affiliate Agreement on October 20, 2000 pursuant to which Mr. Krueger agreed that he may be deemed to be an "affiliate" of iwin within the meaning of Rule 145 under the Securities Act of 1933, as amended (the "Securities Act"), and accordingly agreed not to dispose of any of the shares of the Common Stock received by him as a result of the Merger unless (a) the disposition is permitted pursuant to the provisions of Rule 145(d) under the Securities Act; (b) counsel representing Mr. Krueger advises the Issuer in a written opinion letter that no registration under the Securities Act is required in connection with the proposed disposition; (c) a registration statement under the Securities Act covering the Common Stock proposed to be disposed of is filed with the Commission and made effective under the Securities Act; or (d) an authorized representative of the Commission has rendered written advice to Mr. Krueger to the effect that the Commission will take no action, or that the staff of the Commission will not recommend that the Commission take action, with respect to the proposed disposition if consummated.

         The Issuer, iwin, Mr. Krueger, as the representative of former iwin stockholders, and The Chase Manhattan Bank, as escrow agent (the "Escrow Agent"), entered into an Escrow Agreement (the "Escrow Agreement") on October 20, 2000, pursuant to which 10% of the Common Stock otherwise deliverable to the former iwin stockholders as a result of the Merger, including 10% of the shares of Common Stock received by Mr. Krueger as a result of the Merger, was withheld and delivered into escrow with the Escrow Agent (the "Escrow Shares"). The Escrow Shares are subject to any claims that the Issuer and the surviving corporation of the Merger may have against the former iwin stockholders. As the representative of the former iwin stockholders under the Escrow Agreement, Mr. Krueger has the power, among other things, to


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CUSIP NO. 916706104                    13D                     Page 6 of 7 Pages



give orders and instructions to the Escrow Agent with respect to (i) any claims made against the Escrow Shares and (ii) the pro rata distribution of any remaining Escrow Shares to the former iwin stockholders, including Mr. Krueger, upon termination of the escrow arrangement. This termination, and any consequent distribution, is expected to occur on or about October 18, 2001, unless any unresolved claim is pending on such date.

         Mr. Krueger entered into a lock-up agreement with the Issuer on October 20, 2000, pursuant to which Mr. Krueger agreed not to effect any disposition of the shares of Common Stock received by him as a result of the Merger for a period of 180 days following the effective date of the Merger.

         Other than the foregoing agreements, there are no contracts, arrangements, understandings or relationships between Mr. Krueger and any person with respect to any securities of the Issuer.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                  Exhibit 1 Target Affiliate Agreement, dated as of October 20, 2000, between Frederick R. Krueger and the Issuer (incorporated by reference to Exhibit 4.5 to the Issuer's Registration Statement on Form S-4 (File No. 333-45010) filed with the Commission on September 1, 2000).

                  Exhibit 2 Escrow Agreement, dated as of October 20, 2000, among the Issuer, iwin, Frederick R. Krueger, as the representative of iwin stockholders, and The Chase Manhattan Bank, as escrow agent (incorporated by reference to Exhibit 4.6 to the Issuer's Registration Statement on Form S-4 (File No. 333-45010) filed with the Commission on September 1,
                                    2000).

                  Exhibit 3 Lock-up agreement, dated as of October 20, 2000, between Frederick R. Krueger and the Issuer (incorporated by reference to Exhibit
                                    4.7 to the Issuer's Registration Statement on Form S-4 (File No. 333-45010) filed with the Commission on September 1, 2000).


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CUSIP NO. 916706104                    13D                     Page 7 of 7 Pages



                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     Date: October 30, 2000


                                                     /s/ FREDERICK R. KRUEGER
                                                     ------------------------
                                                     Frederick R. Krueger